UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 28, 2010

A.G. Volney Center, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	000-52269	13-4260316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Dachang Hui Autonomous County Industrial Park
Hebei, 065300People’s Republic of China
(Address of principal executive offices) (Zip Code)

+86 316 8864783
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

A.G. VOLNEY CENTER, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

A.G. VOLNEY CENTER, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF A.G. VOLNEY CENTER, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about May 5, 2010, to the holders of common stock, par value $0.001 per share, of A.G. Volney Center, Inc., a Delaware corporation (the “Company” or “AG Volney”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On April 28, 2010, the Company entered into and closed a Share Exchange Agreement (the “Share Exchange Agreement”) with Gold Promise Group (Hong Kong) Co., Limited, or “Gold Promise,” the shareholders of Gold Promise, Joseph C. Passalaqua, Carl E. Worboys and Dachang Hui Autonomous County Baosheng Steel Products  Co., Ltd., or “Buddha.”  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Gold Promise from the Gold Promise Shareholders and the Gold Promise Shareholders transferred and contributed all of their Interests to us.  In exchange, we issued to the Gold Promise Shareholders, their designees or assigns, 10,000 shares of our Series A Convertible Preferred Stock, which constituted 98.75% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Gold Promise became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on April 28, 2010, David F. Stever, our President, CEO, CFO and a director, and Samantha M. Ford, our Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their positions as our directors that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 28, 2010 increased the size of the board to three directors and appointed Hongzhong Li (Chairman), Zhenqi Chen and Xianmin Meng to fill the vacancies created by such resignations and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignations of David F. Stever  and Samantha M. Ford on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on April 28, 2010, the Company had 100,000,000 authorized shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  Upon the closing of the Share Exchange 23,250,027 shares of common stock were issued and outstanding and 10,000 shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  Shares of Series A Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 987.5 shares of common stock immediately subsequent to the effectiveness of a planned 1-for-186 reverse split of our outstanding common stock (the “Reverse Split”).  Upon the Reverse Split the 10,000 outstanding shares of Series A Preferred Stock will automatically convert into 9,875,001 shares of common stock, which will constitute 98.75% of the outstanding common stock of AG Volney subsequent to the Reverse Split. Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-186 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any stockholder vote, such shares, voting in aggregate, would vote a total of 18,367,500 voting shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 28, 2010 by (i) any person or group with more than 5% of any class of voting securities; (ii) each director and director nominee; (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Dachang Hui Autonomous County Industrial Park, Hebei, 065300, People’s Republic of China.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them.  The information in this table is as of April 28, 2010 based upon (i) 23,250,027 shares of common stock outstanding and (ii) 10,000 shares of Series A Convertible Preferred Stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent Series A Preferred Stock	Percent Common Stock	Percent of Combined Voting Power of Common Stock and Series A Preferred Stock (1)

		Officers and Directors
Hongzhong Li	Chief Executive Officer and Director nominee	Series A Convertible Preferred Stock	7,606	(2)	76.1%	-	75.1%

David F. Stever	Director and	Common Stock	206,746		-	*	*
124 Lincoln Ave. S.	former CEO
Liverpool, NY 13088

Samantha M. Ford	Director	Common Stock	206,746		-	*	*
410 Balsam Street
Liverpool, NY 13203

Zhenqi Chen	CFO and Director nominee	Common Stock	0		-	0	0

Xianmin Meng	Director nominee	Common Stock	0		-	0	0

All officers and directors as a group (five persons named above)		Series A Convertible Preferred Stock	7,606		76.1%	1.8%	75.1%
		Common Stock	413,492

		5% Security Holders

Crowning Elite Limited (3)		Series A Convertible Preferred Stock	6,644		66.4%	-	65.6%

William Luckman		Series A Convertible Preferred	696		7.0%	-	6.9%
360 Main Street		Stock
PO Box 393
Washington, Virginia 22747

Joseph Meuse		Series A Convertible Preferred	696		7.0%	-	6.9%
360 Main Street		Stock
PO Box 393
Washington, Virginia 22747

Meng Li (4)		Series A Convertible Preferred Stock	962		9.6%	-	9.5%

Yonghe Guo		Series A Convertible Preferred Stock	501		5.0%	-	4.9%

Shaochen Hu		Series A Convertible Preferred Stock	501		5.0%	-	4.9%

Carl E. Worboys		Common Stock	2,583,168		-	11.1%	*
118 Chatham Rd.
Syracuse, NY 13203

Joseph C. Passalaqua		Common Stock	15,916,621		-	68.5%	*
106 Glenwood Dr. S.
Liverpool, NY 13090

* Less than 1%
- N/A
(1) Common Stock shares have one vote per share.  Shares of Series A Convertible Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 987.5 shares of common stock upon the effectiveness of a planned 1-for-186 reverse split of our outstanding common stock.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock based on an assumed post 1-for-186 reverse split basis.

(2) 6,644 of such shares of Series A Convertible Preferred are owned by Crowning Elite Limited, a BVI limited company.  Hongzhong Li is the sole director of Crowning Elite Limited and also has an option to purchase 100% of the shares of Crowning Elite Limited, which option vests over three years.  962 of such shares of Series A Convertible Preferred are owned by Meng Li, who is the daughter of Hongzhong Li.

(3) Crowning Elite Limited, a BVI limited company, owns 6,644 shares of Series A Convertible Preferred.  Xi Chen, a Canadian passport holder, currently owns 100% of Crowning Elite Limited.  Hongzhong Li, our CEO, is the sole director of Crowning Elite Limited and also has an option to purchase 100% of the shares of Crowning Elite Limited, which option vests over three years.

(4) Meng Li is the daughter of Hongzhong Li, our CEO and beneficially controlling stockholder.

CHANGES IN CONTROL

On April 28, 2010, we entered into and closed a share exchange agreement, or the Share Exchange Agreement, with Gold Promise Group (Hong Kong) Co., Limited, or “Gold Promise,” the shareholders of Gold Promise, Joseph C. Passalaqua, Carl E. Worboys and Dachang Hui Autonomous County Baosheng Steel Products  Co., Ltd., or “Buddha,” pursuant to which we acquired 100% of the issued and outstanding capital stock of Gold Promise in exchange for 10,000 shares of our Series A Convertible Preferred Stock (Series A Preferred Stock), which constituted 98.75% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.  Therefore, Gold Promise became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Upon the closing of the reverse acquisition, David F. Stever, our President, CEO, CFO and a director, and Samantha M. Ford, our Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their positions as our directors that will become effective on the tenth day following the mailing by us of an information statement, or the Information Statement, to our stockholders that complies with the requirements of Section 14f-1 of the Exchange Act.  In addition, our board of directors on April 28, 2010, increased the size of our board of directors to three directors and appointed Hongzhong Li, Zhenqi Chen and Xianmin Meng to fill the vacancies created by such resignations and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignations of David F. Stever and Samantha M. Ford on the tenth day following the mailing by us of the Information Statement to our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of two directors, David F. Stever and Samantha M. Ford (the “Current Directors”).  The Current Directors have submitted a letter of resignation and Hongzhong Li (Chairman), Zhengi Chen, and Xianmin Meng have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On April 28, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Hongzhong Li(1)	49	Director (Chairman) and Chief Executive Officer
Zhenqi Chen(1)	45	Director and Chief Financial Officer
Liwen Chen	44	Vice President – Sales
Hongzhi Fang	42	Chief Technology Officer
Jianmin Li	44	Vice President - Operations
Xianmin Meng(1)	47	Director
David F. Stever(2)	64	Director
Samantha M. Ford(2)	26	Director

(1)   Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Hongzhong Li  Mr. Li has served as Buddha’s Chairman since he founded it in 1999, and our Chief Executive Officer since April 28, 2010.  Mr. Li is a graduate of Hebei Party Committee University, with a degree in philosophy.  He received an Economist Examination Certificate in 1987.  Previous experience includes a position as the Secretary of Dachang Town Party from 1987-1990, Vice Secretary of Dachang County Committee Office from 1990-1992, and Director of Dachang County Beijing-Hebei Associated High-Frequency Welded Pipe Factory from 1992-1998.

Zhenqi Chen  Mr. Chen has served as Buddha’s Chief Financial Officer since it was founded in 1999, and our Chief Financial Officer since April 28, 2010.  Mr. Chen graduated from Hebei Economic & Trade University with a bachelor’s degree in accounting.  Mr. Chen worked in Dachang County Financial Bureau from 1986 to 1999.

Liwen Chen  Mr. Chen has managed Buddha’s sales department since it was founded in 1999 and has served as our Vice President - Sales since April 28, 2010.  Mr. Chen has a rich history of steel industry experience including being the Secretary of Dachang County Committee Office from 1985-1991, and Sales Section Chief of Dachang County Jing-Hebei Associated High-Frequency Welded Pipe Company from 1992-1999.  Mr. Chen graduated from Hebei University in 1988 with a major in business management.

Hongzhi Fang  Mr. Fang has served as Buddha’s Chief Technology Officer since it was founded in 1999, and our Chief Technology Officer since April 28, 2010.  Mr. Fang graduated from Tianjin University of Metallurgy in 1991, majored in metal pressure processing and became a State Registered Engineer in 1993.  Mr. Fang was previously the Director of Tianjin Cold-Rolled Steel Co., Ltd. from 1991-1998.

Jianmin Li  Mr. Li has served as Buddha’s Vice President - Operations since it was founded in 1999, and our Vice President - Operations since April 28, 2010.  Mr. Li is a 1993 graduate of North China Institute of Aerospace.  His previous work experience includes management roles at Dachang Fertilizer Company from 1985-1990, and Director of Dachang County Beijng-Hebei Associated High-Frequency Welded Pipe Factory from 1991-1998.

 Xianmin Meng Ms. Meng has served as a director of Buddha since 1999.  Ms. Meng has been an employee in the Dachang County Financial Bureau from 1980-1999.  She graduated from Langfang City Technical School in 1980 with a degree in Chemistry, and received an Economist Examination Certificate in 2000.  Ms. Meng also earned a degree from the Hebei School of Economics and Agricultural Management in 2003.

David F. Stever  Mr. Stever has served as a director of AG Volney since July 2003 and served as our CEO and CFO until April 28, 2010.  Mr. Stever spent twelve years in customer service and sales with Allegheny Airlines, and the last six years in a supervisory capacity.  He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans.  In addition Mr. Stever owned and managed Happy Journey's Travel, Inc. a travel agency for over 25 years.  He has also acted as an officer and director of the Syracuse Rose Society, an association which purchases bulk for resale to members and others as fund raisers.

Samantha M. Ford  Ms. Ford has served as a director of AG Volney since December 2009 and served as our Secretary until April 28, 2010.  Ms. Ford has approximately two years experience as an associate in a major retail chain and two years experience as an assistant manager at a thrift store.  Ms. Ford is a high school graduate who worked as a sales associate in retail chains while still in high school.  She also has bookkeeping and sales experience in the retail trade business.  She also received experience as a cashier for Sam's Club.  From the spring of 1999 through the fall of 2001, she was Secretary for Sigma Alpha Chi sorority while attending college full-time and holding a part-time job on campus.  In 2002, she moved back to Syracuse, New York and was hired as the assistant manager of the Salvation Army Thrift Store.  Subsequently, Ms. Ford worked for AAA of Western and Central NY as an Emergency Roadside Assistance Representative.  She started a family and was a stay at home mother from February 2003 through October of 2005.  She then re-entered the workforce.  Ms. Ford currently also works part-time for a medical transportation company.

Family Relationships:

Xianmin Meng is the wife of Hongzhong Li.  Otherwise, there is no family relationship among any of our officers and directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 2, 2010, prior to the reverse acquisition transaction, Hebei Consulting and Buddha and its shareholders entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Buddha became Hebei Consulting’s contractually controlled affiliate.  The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government.  The VIE Agreements included:

(1)	A Consulting Services Agreement through which Hebei Consulting has the right to advise, consult, manage and operate Buddha and collect and own all of the net profits of Buddha;

(2)
an Operating Agreement through which Hebei Consulting has the right to recommend director candidates and appoint the senior executives of Buddha, approve any transactions that may materially affect the assets, liabilities, rights or operations of Buddha, and guarantee the contractual performance by Buddha of any agreements with third parties, in exchange for a pledge by Buddha of its accounts receivable and assets;

(3)
a Voting Rights Proxy Agreement under which the owners of Buddha have vested their collective voting control over Buddha to Hebei Consulting and will only transfer their equity interests in Buddha to Hebei Consulting or its designee(s);

(4)
an Option Agreement under which the owners of Buddha have granted to Hebei Consulting the irrevocable right and option to acquire all of their equity interests in Buddha or, alternatively, all of the assets of Buddha; and

(5)
an Equity Pledge Agreement under which the owners of Buddha have pledged all of their rights, titles and interests in Buddha to Hebei Consulting to guarantee Buddha’s performance of its obligations under the Consulting Services Agreement.

The foregoing description of the terms of the Consulting Services Agreement, the Operating Agreement, the Voting Rights Proxy Agreement, the Option Agreement and the Equity Pledge Agreement is qualified in its entirety by reference to the provisions of the agreements filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 to this report, respectively, which are incorporated by reference herein.

Mr. Hongzhong Li, the Chief Executive Officer and indirect controlling stockholder of AG Volney, is a director of Hebei Consulting and the controlling stockholder and Chairman of Buddha.

During the year ended December 31, 2009, Inna Sheveleva, a shareholder of AG Volney, and David Stever, President and a shareholder of AG Volney, were customers of the Company accounting for 15% of the sales revenue during that period.

As of March 31, 2010, two major shareholders of AG Volney, Joseph C. Passalaqua and Mary Passalaqua, had outstanding loans to the Company totaling $154,596.  These loans were payable on demand and carried a simple interest rate between 8% and 18% per annum.  As of March 31, 2010 there was $8,486 of interest due on the notes.  On April 28, 2010, AG Volney issued 5,920,027 shares of its common stock to Mr. Passalaqua to retire approximately $187,000 in debts of AG Volney owed to Joseph and Mary Passalaqua.

As of December 31, 2009, AG Volney incurred a liability to Lyboldt-Daly in the amount of $6,700.  Lyboldt-Daly completed the bookkeeping and internal accounting for AG Volney.  Joseph Passalaqua is President of Lyboldt-Daly and a major shareholder in AG Volney.  Total bookkeeping services for the three month period ended March 31, 2010 were $1,100.

Prior to the acquisition of Gold Promise by the AG Volney, certain related parties were issued loans by Buddha.

As of December 31, 2009 and 2008, the balances due from related parties to Buddha were as follows:

	December 31,
	2009	2008
Xianmin Meng	$171,208	$171,320
Hongzhong Li	187,566	715,356
Total	$358,774	$886,676

As of the date of this filing, all balances have been repaid and no loans to these related parties are outstanding.

As of December 31, 2009 and 2008, there were also balances due to related parties, the balances as follows:

	December 31,
	2009	2008
Hebei Buddha Engineering Technology Co. Ltd.	$131,830	$1,587,234

Mr. Hongzhong Li, our CEO and controlling beneficial owner, is the Chairman and the controlling shareholder of Buddha and the husband of Xianmin Meng.  Hebei Buddha Engineering Technology Co., Ltd. is an affiliated company also owned by Hongzhong Li.  The balances with the related parties have no fixed repayment terms. These balances are unsecured, interest-fee and due upon demand.  All balances due from related parties have been repaid as of the date of this filing.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
Hongzhong Li, Chief Executive Officer	2008	7,027	7,320	14,347
	2009	7,027	7,320	14,347
David F. Stever, former President	2008	0	0	0
	2009	0	0	0

(1) On April 28, 2010, we acquired Gold Promise in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Hongzhong Li became our Chief Executive Officer.  Prior to the effective date of the reverse acquisition, Mr. David Stever served as President of AG Volney.  The compensation shown in this table includes the amounts Mr. Li received from Buddha prior to the consummation of the reverse acquisition.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Gold Promise, Buddha, our operating affiliate was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders.  In addition, each employee is required to enter into an employment agreement.  Accordingly, all our employees, including management, have executed our employment agreement.  Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.  Mr. Hongzhong Li’s employment agreement provides for an annual salary of RMB 48,000 (approximately $7,027).

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition of Gold Promise, our operating subsidiary and controlled affiliate were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executive officers was determined by our shareholders.

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: A.G. Volney Center, Inc. c/o Dachang Hui Autonomous County Baosheng Steel Products Co., Ltd., Dachang Hui Autonomous County Industrial Park, Hebei, 065300, People’s Republic of China, Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, we held four meetings of the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

 Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company’s certificate of incorporation and bylaws  include provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the Company’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws, certificate of incorporation and bylaws of the Company provide that:

•
The Company shall indemnify its directors and officers for serving the Company in those capacities or for serving other business enterprises at the Company’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•
The rights conferred in the bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.  The Company may at the discretion of the board of directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

A.G. Volney Center, Inc.
c/o Dachang Hui Autonomous County Baosheng Steel Products Co., Ltd.
Dachang Hui Autonomous County Industrial Park, Hebei, 065300, People’s Republic of China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

AG. VOLNEY CENTER, INC.

Date: April 28, 2010	By:	/s/ Hongzhong Li
Hongzhong Li
Chief Executive Officer